Exhibit 99.1

GOLD STANDARD EXPANDS THE EXPLORATION AND
DEVELOPMENT PROGRAM IN THE RAILROAD DISTRICT,
CARLIN TREND, NEVADA

Three new targets to be drill tested in addition to step out drilling at Dark Star and Jasperoid Wash

September 20, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced expanded exploration and development plans for the remainder of 2018 on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. Work this autumn will focus on 1) drill testing three new exploration targets; 2) further step out drilling at the Dark Star deposit; 3) further step out drilling at Jasperoid Wash; 4) completing the Dark Star and Pinion resource updates in support of a PEA currently in progress; and 5) expansion of development activities at the Dark Star and Pinion deposits.

In the revised program, Gold Standard is allocating an additional US$2.0 million from the recently closed financing (see September 5, 2018 news release) for exploration and development drilling. This new capital allocation is in addition to the US$25.8 million development and exploration program outlined in the February 26, 2018 news release.

Jonathan Awde, CEO and Director of Gold Standard commented: “This year’s program has developed a highly efficiency rhythm with excellent co-ordination among the various elements from drill crews to core sampling, assaying and geological oversight. It makes good sense to maintain this level of effort as long as weather conditions allow. The size and intensity of this year’s program, together with our rapidly accumulating knowledge of the terrain, have resulted in an explosion of promising new targets with the identifying characteristics that have proved productive to date. Our budget and onsite technical leadership have allowed us to make new discoveries and immediately follow up with targeted drilling to begin establishing their potential rather than waiting for the next field season. We are excited by what we think we can accomplish in the remainder of this year to add value and continue the rapid evolution of Railroad District.”

Key Highlights:

Overall Program

  An additional US$2.0 million will be added to the previously announced exploration and development budget for an expanded 2018 budget of US$27.8 million.

  Three drill rigs will be added to the program for a total of five rigs on-site.

Development

  At Dark Star, complete approximately 3,400m of RC and core drilling in 18 holes to expand areas of known oxide mineralization to the west and south, and complete approximately 5,400m of RC drilling in 17 holes to test targets at depth below the current model. Specifically, drilling will target 1) mineralization in the footwall of the Ridgeline fault where DR18-99 intersected 56.4m of 2.94 g Au/t, including 16.8m of 8.67 g Au/t (see August 23, 2018 news release) and 2) a 300m long (north-south) by 150m wide (east-west) area at North Dark Star where 24 holes ended in mineralization 30 to 90m below the current resource model.

  Complete resource updates for Dark Star and Pinion, and a maiden resource for Jasperoid Wash in Q4 2018, in support of a PEA currently in progress.

  Continue metallurgical, geotechnical, slope stability, hydrology and material characterization studies, in support of permitting and development activities.

District Exploration

  At Jasperoid Wash, complete approximately 3,500m of reverse-circulation (“RC”) and core drilling in 17 holes to expand areas of known shallow oxide mineralization; test new targets north and south of the existing drill pattern; and provide additional material for metallurgical testing. (see July 26, 2018 news release). On the north end of Jasperoid Wash, drilling will step out from JW18-26 (22.9m of 0.76 g Au/t, including 10.7m of 1.15 g Au/t), and JW18-28 (38.1m of 0.63 g Au/t, including 15.2m of 1.23 g Au/t) (see July 26, 2018 news release). These oxide intercepts begin at the current topographic surface and are the northernmost drill holes completed in the Phase 1 program.

  Ski Track, which is located approximately 2 km west of the Pinion deposit, is a northwest- striking, 4km-long structural corridor that exposes altered Pennsylvanian-Permian carbonate rocks that are similar to the rocks hosting gold mineralization at Dark Star, Jasperoid Wash and Dixie. Within the Ski Track corridor, which is the northern extension of the Jasperoid Wash corridor, geologic mapping, surface rock sampling (with values ranging from <0.005 to 5.58 g Au/t), and CSAMT have identified three unique areas for drill testing. Approximately 3,900m of RC drilling will be completed in 16 holes.

  At the new Arcturus target 4.5 km southwest of Dark Star, complete 1,800m of RC scout and core drilling in 5 holes. Drilling will test near-surface targets in a prospective anticline developed in altered Penn-Perm debris flow carbonate rocks – the same rocks that host gold mineralization at Dark Star, Jasperoid Wash and Dixie. This target was not tested by previous operators.

  At the new West Dixie target approximately 4.5 km south of Dark Star, complete about 950m of RC drilling in 3 holes. Drilling will test a folded and faulted section of altered Penn-Perm debris flow carbonate rocks. Similar to Arcturus, no historic drilling was ever completed in this area.

  At North Bullion, complete a 21.2 line-km of seismic survey, consisting of 3 east-west lines, to identify new targets beneath post-mineral volcanic cover to the north and west of the North Bullion resource. Results of this program may lead to mud rotary scout drilling in 2019.

David Ernst, Gold Standard’s Director of Operations stated: “We are very excited that our efforts have continued to define targets with excellent potential. We look forward to building on the discoveries that we’ve made in the district and we are confident that as our understanding of the complex stratigraphic and structural history of the southern Carlin Trend evolves, more discoveries will be made.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com